UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission file number: 1-15659

Dynegy Inc. 401(k) Savings Plan

(Full title of the plan)

Dynegy Inc.

1000 Louisiana

Suite 5800

Houston, Texas 77002

(Name of issuer of the securities held

pursuant to the plan and the address

of its principal executive office)

DYNEGY INC. 401(k) SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULES,

DECEMBER 31, 2003 AND 2002

Page No.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

NOTES TO FINANCIAL STATEMENTS	4

SUPPLEMENTAL SCHEDULES

Schedule H, Line 4(a): – Schedule of Delinquent Participant Contributions	15

Schedule H, Line 4(i): – Schedule of Assets (Held at End of Year)	16

Schedule H, Line 4(j): - Schedule of Reportable Transactions	17

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE	18

EXHIBIT 23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Dynegy Inc. Benefit Plans Committee for

    Dynegy Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Dynegy Inc. 401(k) Incentive Savings Plan as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) delinquent participant contributions, (2) assets (held at end of year), and (3) reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McConnell & Jones LLP

Houston, Texas

June 16, 2004

DYNEGY INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:
Investments:
Cash and temporary cash investments	$26	$—
Investments at fair value:
Plan interest in Dynegy Inc. Master Trust	48,537,046	19,790,206
Registered investment companies	67,502,256	55,264,780
Common collective trust	27,029,418	29,426,668
Common stock	73,500	137,872
Participant loans	5,774,957	5,677,243

Total investments	148,917,203	110,296,769

Receivables:
Employee contributions receivable	222,963	209,812
Employer contributions receivable	214,625	478,617

Total receivables	437,588	688,429

TOTAL ASSETS	149,354,791	110,985,198

LIABILITIES:
Due to broker for securities purchased	898	—

TOTAL LIABILITIES	898	—

NET ASSETS AVAILABLE FOR BENEFITS	$149,353,893	$110,985,198

The accompanying notes are an integral part of these financial statements

DYNEGY INC. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2003

ADDITIONS:
Additions to net assets attributed to:
Contributions:
Employee	$8,876,692
Employer	3,569,231

Total contributions	12,445,923

Investment income:
Net appreciation in fair value of investments	41,988,275
Dividend and interest income	2,239,257
Interest on participant loans	353,942
Other income	14,524

Total investment income	44,595,998

TOTAL ADDITIONS	57,041,921

DEDUCTIONS:
Deductions from net assets attributed to:
Benefit payments	18,665,601
Administrative expenses	7,625

TOTAL DEDUCTIONS	18,673,226

NET INCREASE	38,368,695

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	110,985,198

End of year	$149,353,893

The accompanying notes are an integral part of these financial statements

DYNEGY INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

1.	DESCRIPTION OF PLAN

The following description of the Dynegy Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Effective May 1, 1989, Natural Gas Clearinghouse, the predecessor company to Dynegy Inc. (collectively, the “Company”), established this Plan which qualifies under Section 401(k) of the Internal Revenue Code (the “Code”). The Plan is a trusteed, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”). The Plan and related trust are established and maintained for the exclusive benefit of participating employees of the Company and certain of its affiliates (the Company and its affiliates that participate in the Plan are each referred to herein as the “Employer”). The Dynegy Inc. Benefit Plans Committee serves as the “Plan Administrator” for the Plan.

In April 1995, the Company acquired Trident NGL, Inc. In connection with the acquisition, the Trident NGL, Inc. Savings Plan was merged with and into the Plan.

In June 1997, the Company acquired Destec Energy, Inc. (“Destec”). In connection with the acquisition, Destec employees began participating in the Plan effective October 1, 1997.

Participant Accounts

Each participant’s accounts are credited with the participant’s contributions and allocations of the Employer’s contributions and Plan earnings. For participants with loans, a loan administrative fee is charged to their respective account each year.

Forfeitures

At December 31, 2003 and 2002, forfeited nonvested accounts totaled $190,543 and $948,563, respectively. Forfeitures are applied to reduce Employer matching contributions and/or to pay Plan administrative expenses. In 2003, Employer matching contributions were reduced by $1,140,004 from nonvested accounts.

Investment  of Funds

Each participant has the right upon enrollment to select the fund(s) into which the participant’s before-tax, after-tax and rollover contributions (and the earnings allocable thereto) will be invested. A participant may change the allocation of such participant contributions made to the selected funds or transfer amounts among investment funds during the Plan year in accordance with the procedures established by the Plan Administrator. Employer matching and discretionary contributions are made to the Dynegy Stock Fund (the “Stock Fund”) which are allocated to participants as units in the Stock Fund. A participant may transfer such Employer contributions (and the earnings allocable thereto) among investment funds anytime after they are initially credited to his or her account in the Stock Fund.

Eligibility and Contributions

All employees of the Employer are eligible to participate in the Plan other than (a) employees covered by a collective bargaining agreement (unless such agreement provides for coverage under the Plan), (b) nonresident aliens, (c) leased employees, (d) employees who have waived participation in the Plan and (e) individuals who are deemed to be employees under certain Treasury regulations. Participation in the Plan commences immediately upon employment as an eligible employee after such employee follows the Plan’s enrollment procedure. A participant’s election to make before-tax and/or after-tax contributions to the Plan is voluntary. Notwithstanding the foregoing, participation in the Plan is voluntary for an eligible employee who is also entitled to accrue a benefit or service credit under the Dynegy Midstream Services Retirement Plan (formerly the Trident NGL, Inc. Retirement Plan) (the “Dynegy Midstream Plan”), and such an employee will not be eligible to receive an allocation of Employer discretionary contributions under the Plan.

Participants may make before-tax contributions by payroll deduction up to the legal dollar limit. Participants may also make after-tax contributions in cash or by payroll deduction. Total contributions are limited to the extent required by law. A participant may “roll-over” into the Plan amounts previously invested in another eligible retirement plan.

The Employer contributes a match each pay period to the Plan equal to 100% of the participant’s before-tax contributions that are not in excess of 5% of the participant’s “Compensation” (as defined by the Plan) for such pay period. In addition, each calendar year the Employer makes a “true-up” matching contribution, if necessary, on behalf of each participant who was an eligible employee on the last day of the year that takes into account the participant’s before-tax contributions and Compensation for the year. Employer matching contributions are made to the Stock Fund in the Master Trust (as defined below) and allocated to participants as units in the Stock Fund. Dividends on stock held in the Stock Fund are also invested in the Stock Fund. See Notes 4 and 6 for more information.

In addition, the Employer may make a discretionary contribution for a calendar year that is allocated based on Compensation to (a) participants who are eligible employees on the last day of the year and who are not accruing benefits or service credit under the Dynegy Midstream Plan and (b) participants who terminated employment during the year on or after attaining age 65 or by reason of death or disability and who, immediately prior to such termination, were not accruing benefits or service credit under the Dynegy Midstream Plan. The discretionary contribution is made to the Stock Fund and allocated to participants as units in the Stock Fund. No contributions were made under this arrangement during plan years 2003 and 2002.

Vesting

Generally, participants vest in Employer matching and discretionary contributions as follows:

Years of Service	Vesting Percentage
1	25%
2	50%
3	75%
4	100%

Participants also become 100% vested in such contributions upon (a) attaining normal retirement age (age 65) while employed by the Employer or (b) termination of employment with the Employer by reason of disability or death.

Effective January 1, 2002, the Plan was amended to provide for 100% vesting in the account balances of the following participants: (a) each participant employed by Northern Natural Gas Company on the date of the sale of that entity to MidAmerican Energy Holdings Company (August 2002); (b) each participant whose employment was involuntarily terminated by the Employer for a reason other than cause during the Plan year beginning on January 1, 2002; and (c) each participant whose employment was involuntarily terminated by the Employer for a reason other than cause during the Plan year beginning on January 1, 2003, if such participant was notified of such termination and his or her “transition” status in connection with the Employer’s reduction in force that occurred on October 21, 2002.

Employee before-tax, after-tax and rollover contributions are 100% vested and non-forfeitable at all times.

Distributions

Prior to May 1, 2002, participants could elect to receive their distributions in a lump sum, in periodic installment payments or in various annuity forms. From and after May 1, 2002, only lump sum distributions are available under the Plan. All distributions are made in cash, except that a participant may elect to have the portion of his or her account that is invested in the Stock Fund distributed in shares of Dynegy Inc. common stock.

Generally, a participant can defer the receipt of his or her distribution until April 1 of the calendar year following the later of the calendar year in which he or she reaches age 70 1/2 or the calendar year in which he or she terminates employment. However, an automatic lump sum distribution may be made upon termination of employment if the participant’s aggregate account balance (excluding the portion thereof attributable to rollover contributions) is not in excess of $5,000.

The Plan permits a variety of in-service withdrawals. Any participant may withdraw amounts credited to his or her after-tax account and rollover account. A participant who has attained age 59 1/2 may withdraw amounts from his or her before-tax account and the vested interest in his or her Employer contribution account. A hardship withdrawal is also permitted under the Plan. In addition, certain special in-service withdrawal rights apply to certain amounts that have been transferred to the Plan from other retirement plans.

Loans to Participants

The Plan allows participants to borrow from their Plan accounts an amount not to exceed the lesser of $50,000 (reduced by the excess of the highest outstanding balance of loans during the one-year period before the date the loan is made over the outstanding balance of loans on the date the loan is made) or 50% of the vested account balance (other than the portion of such account balance that is invested under the directed brokerage investment fund option). Interest is charged on these loans at a rate commensurate with interest rates charged by persons in the business of lending money for similar type loans.

All loans made will mature and be payable in full no earlier than one year and no later than five years from the date of the loan. An exception exists when the loan is used by the participant to acquire his or her principal residence. In this case, the loan will mature and be payable in full no earlier than one year and no later than ten years from the date of the loan. Loan repayments are made by payroll deductions authorized by the participant while the participant remains employed by the Employer or an affiliate. After termination of employment and before receiving a distribution from the Plan, a participant may continue to make loan payments directly to the Trustee. Principal and interest paid on the loan is credited to the participant’s account. The Trustee maintains a loan fund to hold the balances of participants’ loans.

Termination of the Plan

Subject to certain limitations, the right to amend, modify or terminate the plan is reserved by the Company.

In the event the Plan is terminated and in the absence of a Plan amendment to the contrary, the assets of the trust fund will be liquidated and each participant will be entitled to receive the entire amount of his or her account.

Plan Changes and Amendments

Effective October 1, 2003, the Plan was amended to provide for Employer matching contributions on a payroll period (rather than monthly) basis and to clarify the form of Employer contributions.

Effective January 1, 2003, the Plan was amended to comply with the final and temporary regulations under section 401(a)(9) of the Code relating to required minimum distributions.

Effective May 5, 2003, Dynegy Global Communications, Inc. (DGC) terminated its status as an Employer under the Plan, following the sale of DGC by Dynegy Inc. to 360Networks Corporation. Consequently, any employee of DGC not participating in the Plan as of the day preceding the date of sale will not be eligible to participate in the Plan.

Effective August 16, 2002, Northern Natural Gas Company (NNG) terminated its status as an employer under the Plan, following a sale of NNG to MidAmerican Energy Holdings Company. Consequently, any employee of NNG not participating in the Plan as of the day preceding the date of sale will not be eligible to participate in the Plan. NNG employees were permitted to rollover their loan balances in connection with the sale.

Effective February 11, 2002, the Plan was amended to permit rollovers of outstanding loans under the Enron Corp. Savings Plan by Northern Natural Gas Pipeline employees employed by the Employer in connection with the Company’s acquisition of the Northern Natural Gas Pipeline from Enron Corp. on January 31, 2002.

Effective January 1, 2002, the Plan was amended and restated. These amendments included the change in Plan name to Dynegy Inc. 401(k) Savings Plan and the discontinuation of the Employer profit-sharing contribution effective January 1, 2002. The Plan also changed recordkeepers and trustees from CIGNA to Vanguard Fiduciary Trust Company. As a result, the investment options offered to the Plan’s participants changed. In order to facilitate this transition, it was necessary to impose a “Quiet Period” as adopted in an amendment dated November 30, 2001. The Quiet Period commenced on November 30, 2001 (December 20, 2001 for investment changes and contribution rate changes) and ended on January 18, 2002.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying Plan financial statements are prepared on the accrual basis of accounting.

Investments

Participant loans included in the loan fund are valued at cost, which approximates fair value. Other investments are stated at fair value based on the latest quoted market price. Shares of mutual funds are valued at the net asset value of shares held by the Plan at the year end.

The investments held in the Dynegy Inc. Master Trust (the “Master Trust”) are stated at fair value as determined by the Trustee based on the latest quoted market values of the underlying securities. Securities for which no quoted market value is available are valued at fair value as determined in good faith by or under the direction of the Trustee. The Plan’s interest in the market value of the Master Trust’s net assets is determined in accordance with a computational method agreed upon between the Plan Administrator and the Trustee. The Stock Fund and the Stable Value Fund, however, are identified with each plan on an actual basis. At December 31, 2003 and 2002, the Plan’s interest in the Master Trust was approximately 50% and 46% respectively.

Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Income

Net appreciation (depreciation) of investments is comprised of realized and unrealized gains and losses. Realized gains or losses represent the difference between proceeds received upon sale and the average cost of the investment. Unrealized gain or loss is the difference between market value and cost of investments retained in the Plan (at financial statement date). For the purpose of allocation to participants, the Stock Fund is valued by the Plan at its unit price (comprised of market price plus uninvested cash position) on the date of allocation and current unit price is used at the time of distribution to participants resulting in a realized gain or loss and is reflected in the income from the Plan’s investment in the Master Trust.

Investment income from the Plan’s investment in the Master Trust consists of the Plan’s proportionate share of the Master Trust’s interest and dividend income and investment income from net appreciation (depreciation) in fair value of investments.

The Trustee records dividend income as of the ex-dividend date and accrues interest income as earned. Realized gains and losses on security sales are computed on an average cost basis. Purchases and sales of securities are recorded on a trade-date-basis.

Expenses

Certain expenses incurred in the administration of the Plan and the related trusts are paid by the Employer. These expenses include fees and expenses of the consultants, auditors, and legal personnel.

Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated June 16, 2004, that the Plan and related trust are designed in accordance with the applicable sections of the Code. The Plan has been amended by subsequent amendments not covered by the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

Distribution of benefits

Distributions of benefits are recorded when paid.

Reclassification

Certain prior year balances have been reclassified to conform to current year presentation.

3.	INVESTMENTS

Plan investments are received, invested and held by the Trustee. Individual investments that represent 5% or more of the Plan’s net assets available for benefits include:

Investments at fair value as determined by quoted market price	Fair value at December 31
	2003	2002
Plan interest in Dynegy Inc. Master Trust *	$48,537,046	$19,790,206
American Funds Group Fundamental Investors Fund	18,244,337	14,906,271
Vanguard Total Stock Market Investment	16,917,087	13,369,012
Vanguard Retirement Savings Trust	27,029,418	29,426,668
Vanguard Capital Opportunity	10,423,660	6,613,205

*	Includes both participant-directed and nonparticipant-directed investments. See Note 6. The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $41,988,275 during 2003 as follows:

Year ended December 31, 2003
Plan interest in Dynegy Inc. Master Trust	$27,185,115
Registered investment companies	14,803,160

$41,988,275

4.	PARTICIPATION IN MASTER TRUST

Effective January 1, 2002, the Plan began participating in the Master Trust, with other qualified retirement plans sponsored by Dynegy Inc., including the Illinois Power Company Incentive Savings Plan, Illinois Power Company Incentive Savings Plan for Employees Covered Under A Collective Bargaining Agreement and Extant Inc. 401(k) Plan.

The following information is presented for the Master Trust:

	December 31,
	2003	2002
Net Assets:
Cash and temporary cash investments	$—	$859
Investments at fair value:
Employer securities	62,458,575	14,877,915
Common collective trust	4,145,428	3,555,454
Registered investment companies	30,549,303	24,565,869
Receivables:
Employer contributions receivable	214,625	478,617
Fund units receivable	199,367	8,055
Accrued expenses	(5,859)	(5,859)
Fund units payable	(19,192)	(22,145)

	$97,542,247	$43,458,765

Investment income for the Master Trust is as follows:

Year ended December 31, 2003
Investment Income:
Net appreciation in fair value of investments:
Employer securities	$42,950,310
Registered investment companies	5,902,599

48,852,909
Dividends and interest	699,723

$49,552,632

5.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these qualify as parties-in-interest transactions. Fees paid during the year for legal, accounting, and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

6.	NONPARTICIPANT-DIRECTED INVESTMENTS

All funds in the Plan are participant directed, with the exception that Employer matching and discretionary contributions are initially invested in the Stock Fund. Participants may diversify the investment of Employer matching and discretionary contributions after such amounts are initially credited to their accounts. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits relating to the Stock Fund is as follows:

	December 31,
	2003	2002
Net assets:
Investments, at fair market value:
Employer securities	$35,191,190	$8,426,518

Employer contributions receivable	214,625	478,617

	$35,405,815	$8,905,135

Year ended December 31, 2003
Changes in Net Assets:
Contributions	$4,120,947
Net appreciation in fair value of investments	24,698,593
Dividends	4,142
Other income	2,671
Loan repayments	559,831
Benefit payments	(2,249,366)
Loan withdrawals	(912,313)
Administrative expenses	(3,024)
Transfers from participant-directed investments, net	279,199

$26,500,680

7.	COMMITMENTS AND CONTINGENCIES

Class action suit

Dynegy Inc. (“Dynegy”) is defending a purported class action complaint filed in federal district court on behalf of participants holding Dynegy Inc. common stock in the Dynegy Inc. 401(k) Savings Plan during the period from April 1999 to January 2003. This complaint alleges violations of ERISA in connection with the Dynegy Inc. 401(k) Savings Plan, including claims that Dynegy’s Board and certain of its former and current officers, past and present members of its Benefit Plans Committee, former employees who served on a predecessor committee to its Benefit Plans Committee, and Vanguard Fiduciary Trust Company and CG Trust Company (trustees of the trust that held Plan assets for portions of the putative class period) breached their fiduciary duties to the Plan’s participants and beneficiaries in connection with the Plan’s investment in Dynegy Inc. common stock – in particular with respect to Dynegy’s financial statements, Project Alpha, round-trip trades and the gas price index investigation. The lawsuit seeks unspecified damages for the losses to the Plan, as well as attorney’s fees and other costs. In July 2003, Dynegy filed a motion to dismiss this action. The judge entered an order on Dynegy’s motion in March 2004, dismissing several of the plaintiff’s claims and all of the defendants except Dynegy and the members of the Dynegy Benefit Plans Committee from January 2002 to January 2003, the substantially reduced class period established by the order. An answer was filed to the plaintiff’s suit denying the remaining claims in April 2004. Discovery is proceeding. In May 2004, the judge ordered the parties to engage in mediation, which was held in June 2004.

DOL investigation

On July 24, 2002, the Plan Administrator received notification from the US Department of Labor (“DOL”), Employee Benefits Security Administration, of an investigation of the Plan under ERISA Section 504. The investigation relates to the plan year ended December 31, 1998, and subsequent years. The Company continues to provide information as requested.

8.	UNREMITTED CONTRIBTUIONS

During Plan years 2003 and 2002, the Employer failed to remit an aggregate of $467,552 and $191,987 respectively, in participant and Employer contributions to the Plan within the time period required by the DOL. These failed remittances resulted from the Employer’s inconsistent transmittal of manual check deductions and processing errors primarily relating to the electronic transmission to the Plan recordkeeper of deductions made by certain employee groups.

The Employer calculated the amounts that would have been earned on the unremitted contributions. The amount of such lost earnings, together with the participant and Employer contributions, were credited to appropriate participant accounts during Plan year 2003.

The Employer has also developed formal audit procedures to ensure that all future contributions are remitted timely.

In addition, all applicable excise taxes and penalties were paid during the Plan year 2003.

9.	SUBSEQUENT EVENTS

Effective January 1, 2004, the Plan was amended to provide that all eligible employees who are eligible to make before-tax contributions under the Plan and who have attained age 50 before the end of the Plan year shall be eligible to make Catch-up contributions in accordance with, and subject to the limitations of, section 414(v) of the Code. Catch-up contributions are not matched by Employer matching contributions.

Effective January 1, 2004, the Plan was amended to provide that if the distribution of a participant’s vested interest is made in connection with the sale of stock or the assets of the Employer, the participant’s loan under the Plan may be distributed solely as a direct rollover, to a trust for a qualified plan of the purchaser that will accept the loan as an investment.

DYNEGY INC. 401(k) SAVINGS PLAN

EIN: 74-2928353 PN: 001

Schedule H, Line 4(a): - Schedule of Delinquent Participant Contributions

Year Ended December 31, 2003

Relating to Plan Year	Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions	Contributions Corrected Outside VFCP
2002	$209,812	$209,182	$209,812
2003	29,637	29,637	29,637

	239,449	239,449	239,449

DYNEGY INC. 401(k) SAVINGS PLAN

EIN: 74-2928353 PN: 001

Schedule H, Line 4(i): - Schedule of Assets (Held at End of Year)

As of December 31, 2003

[a]	[b]	[c]	[d]	[e]
Party-in- interest	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Plan interest in Dynegy Inc. Master Trust	Master Trust	$59,274,680	$48,537,046
*	American Funds EuroPacific	Registered Investment Company	**	3,907,942
*	Janus Worldwide Fund	Registered Investment Company	**	250
*	PIMCO Total Return Bond	Registered Investment Company	**	6,926,001
*	American Funds Group Fundamental Investors Fund	Registered Investment Company	**	18,244,337
*	Vanguard Capital Opportunity	Registered Investment Company	**	10,423,660
*	Vanguard Global Opportunity	Registered Investment Company	**	4,992,322
*	Vanguard Growth Equity Fund	Registered Investment Company	**	5,851,362
*	Vanguard Total Stock Mkt Inv	Registered Investment Company	**	16,917,087
*	Vanguard Retirement Savings Trust	Common/Collective Trust	**	27,029,418
*	Loan Fund	Various maturities and interest rates ranging from 5%-10%	**	5,774,957

Self-directed Brokerage Account:
*	Summary of participant directed brokerage accounts	Various	**	312,821

		Total		$148,917,203

*	A party-in-interest to the Plan
**	Cost not required for participant directed investments

DYNEGY INC. 401(k) SAVINGS PLAN

EIN: 74-2928353   PN: 001

Schedule H, Line 4(j): - Schedule of Reportable Transactions

For the year ended December 31, 2003

[a]	[b]	[c]	[d]	[g]	[h]	[i]
Identity of party involved	Description of asset (include interest rate and maturity in case of a loan)	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net gain or (loss)
The Vanguard Group	* Janus Worldwide Fund	$1,577,430			$1,577,430
The Vanguard Group	* Janus Worldwide Fund		7,291,543	8,011,587	7,291,543	(720,044)
The Vanguard Group	* PIMCO Total Return Bond	3,854,757			$3,854,757
The Vanguard Group	* PIMCO Total Return Bond		5,045,826	5,010,312	5,045,826	35,514
The Vanguard Group	* American Funds Group Fundamental Investors Fund	2,625,697			$2,625,697
The Vanguard Group	* American Funds Group Fundamental Investors Fund		3,538,565	3,925,674	3,538,565	(387,109)
The Vanguard Group	* Vanguard Capital Opportunity	3,095,000			$3,095,000
The Vanguard Group	* Vanguard Capital Opportunity		2,476,444	2,758,080	2,476,444	(281,636)
The Vanguard Group	* Vanguard Total Stock Mkt Inv	4,188,771			$4,188,771
The Vanguard Group	* Vanguard Total Stock Mkt Inv		4,510,565	4,956,920	4,510,565	(446,355)
The Vanguard Group	* Vanguard Retirement Savings Trust	10,182,207			$10,182,207
The Vanguard Group	* Vanguard Retirement Savings Trust		12,616,859	12,616,859	12,616,859	—
The Vanguard Group	* Dynegy Stock Fund	10,949,832			$10,949,832
The Vanguard Group	* Dynegy Stock Fund		8,883,753	15,259,085	8,883,753	(6,375,332)

*	A party-in-interest to the Plan
Note:	Item (e) and (f) are not applicable

SIGNATURE

Dynegy 401(k) Savings Plan - Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

Dynegy Inc. 401(k) Savings Plan

By:	/s/ Teresa L. Naylor
Teresa L. Naylor
Designated Member – Dynegy Inc.
Benefit Plans Committee

Date: June 28, 2004